UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Roivant Sciences Ltd.

(Name of Issuer)

Common shares, par value $0.0000000341740141 per share

(Title of Class of Securities)

G76279101

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: G76279101

(1)	Names of Reporting Persons Dexcel Pharma Technologies Ltd.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 4,684,130

(6) Shared Voting Power 0

(7) Sole Dispositive Power 4,684,130

(8) Shared Dispositive Power 0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,684,130

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 0.58%(1)

(12)	Type of Reporting Person (See Instructions) CO

(1)	All share percentage calculations are based on 804,890,910 common shares (“Common Shares”) of Roivant Sciences Ltd. (the “Issuer”) outstanding as of December 31, 2023, as reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on February 13, 2024.

CUSIP No.: G76279101

(1)	Names of Reporting Persons Dexxon Holdings Ltd.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 98,165,313

(6) Shared Voting Power 0

(7) Sole Dispositive Power 98,165,313

(8) Shared Dispositive Power 0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 98,165,313

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 12.20%(1)

(12)	Type of Reporting Person (See Instructions) CO

(1)	All share percentage calculations are based on 804,890,910 Common Shares outstanding as of December 31, 2023, as reported by the Issuer in its quarterly report on Form 10-Q filed with the Commission on February 13, 2024.

CUSIP No.: G76279101

(1)	Names of Reporting Persons Dan Oren

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0

(6) Shared Voting Power 102,849,443

(7) Sole Dispositive Power 0

(8) Shared Dispositive Power 102,849,443

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 102,849,443

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 12.78%(1)

(12)	Type of Reporting Person (See Instructions) IN

(1)	All share percentage calculations are based on 804,890,910 Common Shares outstanding as of December 31, 2023, as reported by the Issuer in its quarterly report on Form 10-Q filed with the Commission on February 13, 2024.

Item 1(a).	Name of Issuer. The name of the issuer is Roivant Sciences Ltd. (the “Issuer”).
Item 1(b).	Address of Issuer’s Principal Executive Offices. The Issuer’s principal executive offices are located at 7th Floor, 50 Broadway, London SW1H 0DB, United Kingdom
Item 2(a).

Name of Person Filing.

This Schedule 13G is filed on behalf of Dexcel Pharma Technologies Ltd. (“DPT”), Dexxon Holdings Ltd.(“Dexxon”) and Dan Oren (each a “Reporting Person” and together, the “Reporting Persons”).

Item 2(b).

Address of Principal Business Office or, if none, Residence.

The principal business address of DPT is 10 Hakidma Street, Yokneam Illit 2069200, Israel. The principal business address of Dexxon and Dan Oren is 1 Dexcel Street, Or Akiva, 3060000, Israel.

Item 2(c).	Citizenship. DPT and Dexxon are incorporated under the laws of Israel. Dan Oren is an Israeli citizen.
Item 2(d).	Title of Class of Securities. Common shares, par value $0.0000000341740141 per share.
Item 2(e).	CUSIP No. G76279101

Item 3.

Not applicable.

Item 4.	Ownership.

The information required by Items 4(a)-(c) is set forth in Rows (5)-(11) of the cover page for each Reporting Person.

Dan Oren is the Executive Chairman of DPT and a director of Dexxon and is ultimately the controlling shareholder of each of DPT and Dexxon. Accordingly, Dan Oren may be deemed to have investment control over the Common Shares owned directly by DPT and Dexxon.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following:   ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 14, 2024

/s/ Dan Oren
Dan Oren

DEXCEL PHARMA TECHNOLOGIES LTD.

By:	/s/ Dan Oren
Name: Dan Oren
Title: Executive Chairman

DEXXON HOLDINGS LTD.

By:	/s/ Dan Oren
Name: Dan Oren
Title: Director